Exhibit 99.2

FORM OF PROXY FOR SPECIAL MEETING OF SHAREHOLDERS

Yulong Eco-Materials Limited

(the Company)

(Nasdaq Ticker: YECO)

Form of Proxy for Special General Meeting of Shareholders of the Company

(or any adjournment of the meeting)

to be held on November 26, 2018

at 10:00 A.M.

Bangkok, Thailand Local Time

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

This Form of Proxy is furnished in connection with the Special Meeting of Shareholders of Yulong Eco-Materials Limited), a Cayman Islands company (the “Company”) to be held on November 26, 2018 at 10:00 am Bangkok, Thailand Local Time (the “Meeting”) at the Sita Building 501, 388 Mahaesak Road, Bangkok, Thailand, , (and at any adjourned or postponed meeting thereof) for the purposes of considering and voting on the resolutions set forth in the accompanying Notice of Special Meeting of Shareholders (the “Meeting Notice”).

Only the members of the Company as at the close of business on November 19, 2018 (the “Record Date”) are entitled to receive notice of and to vote at the Meeting. No business shall be transacted at the Meeting unless a quorum of members is present at the time when the Meeting proceeds to business. At least one third of members present in person or by proxy and entitled to vote shall be a quorum. As a member of the Company, you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at the Meeting. You can only appoint a proxy using the procedures set out in this Proxy Form. A proxy need not be a member of the Company but must attend the Meeting to represent you.

Appointment of a proxy does not preclude you from attending the Meeting and voting in person. If you appoint a proxy and attend the Meeting in person, your proxy appointment will automatically be terminated.

As a member of the Company, you have the right to revoke your proxy appointment at any time before the commencement of the Meeting by filing with the Company a duly signed revocation before the commencement of the Meeting.

If you have recently sold or transferred all of your shares in the Company, please forward this document together with the Meeting Notice as soon as possible either to the purchaser or transferee or to the person who arranged the sale or transfer so they can pass these documents to the person who now holds the shares.

If you are in any doubt as to what action you should take, you are recommended to seek your own financial advice from your stockbroker or other independent adviser.

To be valid, this Form of Proxy must be completed, signed and returned to the following address as soon as possible so that it is received no later than 24 hours before the time appointed for the Meeting.

Yulong Eco-Materials Limited

(the Company)

(Nasdaq Ticker: YECO)

Form of Proxy for Special Meeting of Shareholders of the Company

to be held on November 26, 2018

at 10:00 A.M.

Bangkok, Thailand Local Time

(or any adjourned or postponed meeting thereof)

BEFORE COMPLETING THIS FORM, PLEASE READ THE EXPLANTORY NOTES BELOW

I/We  _________________________________________________________________

of___________________________________________________________________

Total Shares Owned _____________________________

being a member of the Company hereby appoint the chairman of the meeting (the Chairman) as my/our proxy to attend, speak and vote on my/our behalf at the Special Meeting of the Company to be held on November 26, 2018 at 10:00 AM Bangkok, Thailand Local Time (and at any adjournment of the meeting) at Sita Building 501, 388 Mahaesak Road, Bangkok, Thailand.

I/We direct my/our proxy to vote on the following resolution as I/We have indicated below by marking the appropriate box with a “tick”.

1.

	SPECIAL RESOLUTION	FOR[2]	AGAINST[2]	ABSTAIN[2]
1.	THAT the work of fine art known as the “Crucifixion”, by Renaissance painter and sculptor, Michelangelo be acquired for a total price of US$75 million to be paid by the issuance of 7.5 million shares at an agreed upon price of $10 per share. [1]

Dated ______________, 2018

Signature(s) 3 __________________________________

2

EXPLANATORY NOTES

1. As a member of the Company you are entitled to appoint a proxy or proxies to exercise all or any of your rights to attend, speak and vote at a general meeting of the Company. You can only appoint a proxy using the procedures set out in these explanatory notes. Appointment of a proxy does not preclude you from attending the annual general meeting and voting in person. If you appoint a proxy and attend the annual general meeting in person, your proxy appointment will automatically be terminated. A proxy need not be a member of the Company but must attend the meeting to represent you. If you wish to appoint a proxy other than the Chairman, strike out the words “THE CHAIRMAN OF THE SPECIAL MEETING” and insert the name and address of the person you wish to appoint as your proxy in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON(S) WHO SIGN(S) IT.

2. IMPORTANT: TO DIRECT YOUR PROXY HOW TO VOTE ON THE RESOLUTIONS MARK THE APPROPRIATE BOX WITH A “TICK”. IF YOU WISH TO VOTE FOR THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON THE RESOLUTION, TICK THE APPROPRIATE BOX MARKED “ABSTAIN”.

3. To appoint a proxy, this proxy form must be completed and signed by you or by your duly appointed attorney in fact or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorized to sign the same. The signed and completed proxy form (and if signed on your behalf by your duly appointed attorney in fact, a notarized certified copy of the power of attorney or other authority) must be mailed back to Yulong Eco-Materials Limited, 387 Park Avenue South, 5/fl, New York City, NY USA 10016 as soon as possible so that it is received no later than 48 hours before the time appointed for the annual general meeting.

3